Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on December 18, 2023.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
File No. 001-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of
the Securities Exchange Act of 1934

3M Health Care Company
(Exact name of Registrant as specified in its charter)

Delaware	92-2008841
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
3M Center, St. Paul, Minnesota	55144
(Address of principal executive offices)	(Zip code)
(651) 733-1110
(Registrant’s telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which Each Class Is to be Registered
Common stock, par value $0.01 per share
Securities to be registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transaction period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. Section 200.83
3M HEALTH CARE COMPANY
INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10
Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.
Item 1. Business.
The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “The Separation and Distribution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Party Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.
Item 1A.Risk Factors.
The information required by this item is contained under the section of the information statement entitled “Risk Factors.” That section is incorporated herein by reference.
Item 2. Financial Information.
The information required by this item is contained under the sections of the information statement entitled “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Summary Historical and Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Index to Combined Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.
Item 3. Properties.
The information required by this item is contained under the section of the information statement entitled “Business — Properties.” That section is incorporated herein by reference.
Item 4. Security Ownership of Certain Beneficial Owners and Management.
The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.
Item 5. Directors and Executive Officers.
The information required by this item is contained under the sections of the information statement entitled “Management” and “Directors.” Those sections are incorporated herein by reference.
Item 6. Executive Compensation.
The information required by this item is contained under the section of the information statement entitled “Executive Compensation.” That section is incorporated herein by reference.
Item 7. Certain Relationships and Related Transactions.
The information required by this item is contained under the sections of the information statement entitled “Management,” “Directors” and “Certain Relationships and Related Party Transactions.” Those sections are incorporated herein by reference.

Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. Section 200.83
Item 8. Legal Proceedings.
The information required by this item is contained under the section of the information statement entitled “Business—Legal Proceedings.” That section is incorporated herein by reference.
Item 9. Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.
The information required by this item is contained under the sections of the information statement entitled “Dividend Policy,” “Capitalization,” “The Separation and Distribution,” and “Description of SpinCo Capital Stock.” Those sections are incorporated herein by reference.
Item 10. Recent Sales of Unregistered Securities.
The information required by this item is contained under the sections of the information statement entitled “Description of Material Indebtedness” and “Description of SpinCo Capital Stock—Sale of Unregistered Securities.” Those sections are incorporated herein by reference.
Item 11. Description of Registrant’s Securities to be Registered.
The information required by this item is contained under the sections of the information statement entitled “Dividend Policy,” “The Separation and Distribution” and “Description of SpinCo Capital Stock.” Those sections are incorporated herein by reference.
Item 12. Indemnification of Directors and Officers.
The information required by this item is contained under the section of the information statement entitled “Description of SpinCo Capital Stock—Limitation on Liability and Indemnification of Directors and Officers.” That section is incorporated herein by reference.
Item 13. Financial Statements and Supplementary Data.
The information required by this item is contained under the section of the information statement entitled “Index to Combined Financial Statements” and the financial statements referenced therein. That section is incorporated herein by reference.
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.
Item 15. Financial Statements and Exhibits.
(a) Financial Statements and Schedule
The information required by this item is contained under the sections of the information statement entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Index to Combined Financial Statements” and the financial statements referenced therein. Those sections are incorporated herein by reference.

Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. Section 200.83
(b) Exhibits
The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
2.1	Form of Separation and Distribution Agreement by and between 3M Company and 3M Health Care Company*
3.1	Form of Amended and Restated Certificate of Incorporation of 3M Health Care Company*
3.2	Form of Amended and Restated Bylaws of 3M Health Care Company*
10.1	Form of Transition Services Agreement by and between 3M Company and 3M Health Care Company*
10.2	Form of Tax Matters Agreement by and between 3M Company and 3M Health Care Company*
10.3	Form of Employee Matters Agreement by and between 3M Company and 3M Health Care Company*
10.4	Form of Transition Distribution Services Agreement by and between 3M Company and 3M Health Care Company*
10.5	Form of Transition Contract Manufacturing Agreement by and between 3M Company and 3M Health Care Company*
10.6	Form of Research and Development Master Services Agreement by and between 3M Company and 3M Health Care Company*
10.7	Form of Real Estate License Agreement by and between 3M Company or one of its affiliates and 3M Health Care Company or one of its affiliates*
10.8	Form of Intellectual Property Cross License Agreement by and between certain members of the 3M Company group and certain members of the 3M Health Care Company group*
10.9	Form of 3M Mark Use Agreement by and between certain members of the 3M Company group and certain members of the 3M Health Care Company group*
10.10	Form of Transitional Trademark Cross License Agreement by and between certain members of the 3M Company group and certain members of the 3M Health Care Company group*
10.11	Form of Master Supply Agreement by and between 3M Company and 3M Health Care Company*
10.12	Form of Stockholder’s and Registration Rights Agreement by and between 3M Company and 3M Health Care Company*
10.13	Form of 3M Health Care Company Stock Incentive Plan*
21.1	List of Subsidiaries of 3M Health Care Company*
99.1	Information Statement of 3M Health Care Company, preliminary and subject to completion, dated December 18, 2023
_________________
*To be filed by amendment.

Confidential Treatment Requested by 3M Health Care Company
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	, 2024	3M HEALTH CARE COMPANY

By:
Name:
Title: